CARTER, LEDYARD & MILBURN
                               COUNSELLORS AT LAW
                                  2 WALL STREET
                             NEW YORK, NEW YORK 10005


                                 March 14, 2002



JPMorgan Chase Bank, as Trustee of
  FT 620
4 New York Plaza, 6th Floor
New York, New York 10004-3113

Attention:    Ms. Rosalia Koopman
              Vice President


Re: FT 620

Dear Sirs:

         We are acting as counsel for JPMorgan Chase Bank ("JPMorgan Chase") in connection with the execution and delivery of a Trust Agreement ("the Trust Agreement") dated today's date (which Trust Agreement incorporates by reference certain Standard Terms and Conditions of Trust dated November 20, 1991, and the same are collectively referred to herein as the "Indenture") among Nike Securities L.P., as Depositor (the "Depositor"), First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor, and JPMorgan Chase, as Trustee (the "Trustee"), establishing the unit investment trust or trusts included in FT 620 (each, a "Trust"), and the confirmation by JPMorgan Chase, as Trustee under the Indenture, that it has registered on the registration books of the Trust the ownership by the Depositor of a number of units constituting the entire interest in the Trust (such aggregate units being herein called "Units"), each of which represents an undivided interest in the respective Trust which consists of publicly traded securities (including, confirmations of contracts for the purchase of certain securities not delivered and cash, cash equivalents or an irrevocable letter of credit or a combination thereof, in the amount required for such purchase upon the receipt of such securities), such securities being defined in the Indenture as Securities and referenced in the Schedule to the Indenture.

         We have examined the Indenture, a specimen of the certificates which, unless the Indenture provides that the Units will be uncertificated, will be issued thereunder (the "Certificates"), the Closing Memorandum dated today's date, and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

        1. JPMorgan Chase is a duly organized and existing corporation having the powers of a Trust Company under the laws of the State of New York.

        2. The Trust Agreement has been duly executed and delivered by JPMorgan Chase and, assuming due execution and delivery by the other parties thereto, constitutes the valid and legally binding obligation of Chase.

        3. The Certificates are in proper form for execution and delivery by JPMorgan Chase, as Trustee.

        4. JPMorgan Chase, as Trustee, has registered on the registration books of the Trust the ownership of the Units by the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may cause the Units to be transferred on the registration books of the Trust to, and registered in, such other names, and in such denominations, as the Depositor may order, and may deliver, unless the Indenture provides that the Units will be uncertificated, Certificates evidencing such ownership.

        In rendering the foregoing opinion, we have not considered, among other things, whether the Securities have been duly authorized and delivered.

                                                 Very truly yours,


                                                 CARTER, LEDYARD & MILBURN